SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

ALLIED BANCSHARES, INC.

(Name of Issuer)

ALLIED BANCSHARES, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

___________________

(CUSIP Number of Class of Securities)

T. Treadwell Syfan

Stewart, Melvin & Frost, LLP

200 Main Street, Suite 600

P. O. Box 3280

Gainesville, GA  30503

(770) 536-0101

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.

[x]

The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.

The filing of a registration statement under the Securities Act of 1933.

c.

A tender offer.

d.

None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.  [x]

Check the following box if the filing is a final amendment reporting the results of the transaction:

CALCULATION OF FILING FEE

Transactional Valuation*	Amount of Filing Fee**
$1,848,082.24	$217.52

* Estimated maximum exchange valuation is based on the book value per share ($8.87) of preferred stock to be exchanged in the reclassification transaction for each share of Alliance Bancshares common stock owned by shareholders with 1,000 or fewer shares; the estimated maximum exchange valuation is equal to the product obtained by multiplying (A) $8.87 by (B) the total number of shares of common stock (208,352) owned by all such shareholders of record in each such shareholder's account immediately prior to the reclassification exchange of preferred stock for such common stock.

** Determined pursuant to Rule 0-11 (b)(2) by multiplying $1,848,082.24 by 0.000117700.

[     ]

Check Box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

Filing Party:

Form or Registration No.:

Date Filed:

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Page

INTRODUCTION

1

TRANSACTION STATEMENT

2

ITEM 1.

Summary Term Sheet

2

ITEM 2.

Subject Company Information

2

ITEM 3.

Identity and Background of Filing Person

2

ITEM 4.

Terms of Transaction

4

ITEM 5.

Past Contacts, Transaction, Negotiations and Agreements

5

ITEM 6.

Purposes of the Transaction and Plans or Proposals

5

ITEM 7.

Purpose(s), Alternatives, Reasons and Effects

5

ITEM 8.

Fairness of the Transaction

6

ITEM 9.

Reports, Opinions, Appraisals and Negotiations

6

ITEM 10.

Source and Amount of Funds or Other Consideration

7

ITEM 11.

Interest in Securities of the Subject Company

7

ITEM 12.

The Solicitation or Recommendation

7

ITEM 13.

Financial Statements

8

ITEM 14.

Persons/Assets, Retained, Employed, Compensated or Used

8

ITEM 15.

Additional Information

8

ITEM 16.

Material to be Filed as Exhibits

8

SIGNATURES

9

EXHIBIT INDEX

10

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by Allied Bancshares, Inc., a Georgia corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. We are proposing that our shareholders adopt an amendment to our articles of incorporation that will result in the reclassification of certain shares of our common stock into newly authorized shares of preferred stock. If the transaction is completed, our shareholders of record who hold 1,000 or fewer shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. As a result, shareholders or record who hold more than 1,000 shares of common stock prior to the transaction will continue to hold the same number of shares following the reclassification transaction. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission concurrently with a preliminary proxy statement filed by Allied Bancshares, Inc. pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the holders of common stock will be given notice of the special meeting at which they will be asked to approve the reclassification transaction, and to transact any other business properly brought before the special meeting. The proxy statement is incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on August 26, 2005.

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

TRANSACTION STATEMENT

ITEM 1. Summary Term Sheet.

Reg. M-A 1001

The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION TRANSACTION" is hereby incorporated herein by reference.

ITEM 2. Subject Company Information.

Reg. M-A 1002

(a)

The information set forth in the proxy statement under the caption "SUMMARY TERM SHEET - Allied Bancshares" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Background of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the caption "MARKET PRICE OF ALLIED BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the caption "MARKET PRICE OF ALLIED BANCSHARES COMMON STOCK AND DIVIDEND INFORMATION" is hereby incorporated herein by reference.

(e)

Not applicable.

(f)

The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION-Prior Stock Purchases" is hereby incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

Reg. M-A 1003(a) through (c)

(a)-(c)

The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET-Allied Bancshares" is hereby incorporated herein by reference.

During the last five years, Allied Bancshares, Inc. has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Allied Bancshares, Inc.

Set forth in the table below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of our directors and executive officers. Each person identified below is a United States citizen. Unless otherwise noted, the principal address of each person identified below is 1700 Market Place Boulevard, Cumming, Georgia 30028.

Name and Address	Current Principal occupation or Employment and Material Positions Held During the Past Five Years

Andrew K. Walker 7260 Laurel Oak Drive Suwanee, Georgia 30024

Director; Mr. Walker is President and CEO of  Alliance Bancshares, Inc. and holds the same positions with its subsidiary bank.  He has served in these positions since May, 2003.  He has more than 30 years experience in the banking industry.

Carl E. Hansson 6724 Crestwood Peninsula Flowery Branch, Georgia 30542	Director; Mr. Hansson is Chairman and Chief Executive officer of The Sports Section, Inc., a youth sports photography company.

Peter L. Gatti 6885 Kew Gardens Way Cumming, Georgia 30040	Director; Mr. Gatti is Vice President and co-owner of Fax Tax, Inc. and E-Tax, Inc., accounting and tax firms that process tax returns on an electronic basis.

Jim P. Meadows 3180 Mathieson Drive, N.E. #1503 Atlanta, Georgia 30305	Director; Mr. Meadows is Chairman of Casa Mortgage, Inc., a wholesale mortgage banking company in Houston, Texas.

Jackson P. Turner P. O. Box 607 Dalton, Georgia 30722-0607	Director; Mr. Turner is the Chairman and President of C. C. Financial, Inc. He also serves as Chairman of Alliance Bancshares, Inc. and its subsidiary, Alliance National Bank, Dalton, Georgia.

Brent H. Baker 6020 Rose Hill Court Cumming, Georgia 30040	Director; Mr. Baker is President of Brent Baker, Inc., an investment banking and bank consulting firm.

John S. (Trip) Martin, III 193 Bear Mountain Lodge Road Cherry Log, Georgia 30522	Director; Mr. Martin is President of GeorgiaLink Public Affairs Group, a consulting company which assists companies with governmental affairs.

Charles Y. Allgood 133 Huntington Road Dalton, Georgia 30720

Director; Mr. Allgood is Vice Chairman and Chief Executive Officer of the Alliance Bancshares, Inc. (2003-present), Vice Chairman and Chief Executive Officer of Alliance National Bank (2002-present), and President and Chief Executive Officer of Alliance National Bank (1999-2002).

Sam R. Story, III 4885 Arbor Meadows Drive Cumming, Georgia 30040	Mr. Story is Vice-President and Chief Lending Officer of Alliance Bancshares, Inc. and its subsidiary bank.

Richard E. Bell 5367 Point South Drive Gainesville, Georgia 30504	Mr. Bell is Vice-President and Chief Financial Officer of Alliance Bancshares and its subsidiary bank.

To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. Terms of Transaction.

Reg. M-A 1004(a) and (c) through (f)

(a)

The information set forth in the proxy statement under the captions "SUMMARY TERM SHEET," "INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION," "SPECIAL FACTORS-Background of the Reclassification Transaction," "SPECIAL FACTORS-Purpose and Structure of the Reclassification Transaction," "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," "SPECIAL FACTORS-Effects of the Reclassification Transaction on Allied Bancshares; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Allied Bancshares," "SPECIAL FACTORS-Accounting Treatment," "SPECIAL FACTORS-Preferred Stock," and "SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Allied Bancshares" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Dissenters’ Rights" is hereby incorporated herein by reference.

(e)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Allied Bancshares' Position as to the Fairness of the Reclassification Transaction" is hereby incorporated herein by reference.

(f)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Preferred Stock" and "DESCRIPTION OF CAPITAL STOCK" is hereby incorporated herein by reference.

ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.

Reg. M-A 1005(a) through (c) and (e)

(a)

The information set forth in the proxy statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Related Transactions," is hereby incorporated herein by reference.

(b)-(c)

Not applicable.

(e)

The information set forth in the proxy statement under the captions "INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval," and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving Allied Bancshares' Securities" is hereby incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

Reg. M-A 1006(b) and (c)(l)-(8)

(b)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction" and "SPECIAL FACTORS-Accounting Treatment" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction," "SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction," and "SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Allied Bancshares" is hereby incorporated herein by reference.

ITEM 7. Purpose(s), Alternatives, Reasons and Effects.

Reg. M-A 1013

(a)-(c)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction," "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS-Purpose and Structure of the Reclassification Transaction" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction," "SPECIAL FACTORS-Effects of the Reclassification Transaction; Plans or Proposals after the Reclassification Transaction," "SPECIAL FACTORS-Effects of the Reclassification Transaction on Shareholders of Allied Bancshares," and "SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 8. Fairness of the Transaction.

Reg. M-A 1014

(a)-(b)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction," and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the captions "INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval," "SPECIAL FACTORS-Background of the Reclassification Transaction," and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction" and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(e)

The information set forth in the proxy statement under the captions "INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval," "SPECIAL FACTORS-Background of the Reclassification Transaction," and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

(f)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction" and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations.

Reg. M-A 1015

(a)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction," "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction" and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," is hereby incorporated herein by reference.

(c)

Not applicable.

ITEM 10. Source and Amount of Funds or Other Consideration.

Reg. M-A 1007

(a)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction" and "SPECIAL FACTORS-Financing of the Reclassification Transaction" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Financing of the Reclassification Transaction" is hereby incorporated herein by reference.

(c)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Fees and Expenses" is hereby incorporated herein by reference.

(d)

The information set forth in the proxy statement under the caption "SPECIAL FACTORS-Financing of the Reclassification Transaction" is hereby incorporated herein by reference.

ITEM 11. Interest in Securities of the Subject Company.

Reg. M-A 1008

(a)

The information set forth in the proxy statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.

(b)

The information set forth in the proxy statement under the caption "COMMON STOCK PURCHASE INFORMATION-Recent Transactions" is hereby incorporated herein by reference.

ITEM 12. The Solicitation or Recommendation.

Reg. M-A 1012(d)and(e)

(d)

The information set forth in the proxy statement under the captions "INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION-Quorum; Vote Required for Approval," "SPECIAL FACTORS-Background of the Reclassification Transaction," "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification Transaction; Board Recommendation," and "SPECIAL FACTORS-Interests of Certain Persons in the Reclassification Transaction" is hereby incorporated herein by reference.

(e)

The information set forth in the proxy statement under the captions "SPECIAL FACTORS-Background of the Reclassification Transaction" and "SPECIAL FACTORS-Reasons for the Reclassification Transaction; Fairness of the Reclassification

Transaction; Board Recommendation" is hereby incorporated herein by reference.

ITEM 13. Financial Statements.

Reg.M-A 1010(a)and(b)

(a)

The information set forth in the proxy statement under the captions "FINANCIAL INFORMATION" is hereby incorporated herein by reference.

(b)

Not Applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.

Reg. M-A 1009

(a)-(b)

The information set forth in the proxy statement under the captions "INTRODUCTION AND OVERVIEW OF RECLASSIFICATION TRANSACTION-Solicitation of Proxies; Expenses of Solicitation" and "OTHER MATTERS-Persons Making the Solicitation" is hereby incorporated herein by reference.

ITEM 15. Additional Information.

Reg. M-A 1011 (b)

(b)

The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.

ITEM 16. Material to be Filed as Exhibits.

Reg. M-A 1016(a) through (d), (f) and (g)

(a)

Preliminary Proxy Statement, together with the proxy card.*

(b)

Not applicable.

(c)

Not applicable.

(d)

Not applicable.

(f)

Preliminary Proxy Statement. *

(g)

Not applicable.

* Incorporated by reference to the Company's Schedule 14A, filed with the SEC on August 26, 2005.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2005	Allied Bancshares, Inc. /s/Andrew K. Walker By: Andrew K. Walker Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

(a)	Preliminary Proxy Statement, together with the proxy card*
(b)	Not applicable
(c)	Not applicable
(d)	Not applicable
(f)	Preliminary Proxy Statement*
(g)	Not Applicable

*Incorporated by reference to the Company’s Schedule 14A, filed with the SEC on August 26, 2005.

11